UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44915N 101

(CUSIP Number)

Judy Koh

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 676-3830

with a copy to:

David Sikes, Esq.

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303

(650) 687-4192

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015 – March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,558,744
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,558,744
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Fund V Co-Investment Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,558,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,558,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Management V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,558,744
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,558,744
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,558,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,558,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Explanatory Note

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Amendment No. 2 (the “Amendment”) to its Statement on Schedule 13D filed on August 2, 2012, as amended by its Amendment No. 1 to the Statement filed on July 22, 2013 (the “Statement”), on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement with respect to Schedule 13D attached to the Statement as Exhibit 7.1. This Amendment is being filed to reflect changes to the Reporting Persons’ ownership of the Issuer as a result of sales of the Issuer’s common stock by the Reporting Persons.

BCC is the manager of Bay City Capital Management V LLC (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

Item 5 of the Statement is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5.	Interest in Securities of the Issuer.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership(1)	Percentage Of Class(2)
Fund V	1,529,599	0	1,558,744	0	1,558,744	1,558,744	7.50%
Co-Investment V	29,145	0	1,558,744	0	1,558,744	1,558,744	7.50%
Management V(3)	0	1,558,744	0	1,558,744	0	1,558,744	7.50%
BCC(4)	0	1,558,744	0	1,558,744	0	1,558,744	7.50%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(2)	This percentage is calculated based upon 20,774,744 shares of the Issuer’s common stock outstanding as of February 27, 2015 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934.

(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.

(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

On February 27, 2015, Fund V and Co-Investment V sold an aggregate of 54,000 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.6402 per share. These shares were sold in multiple open market transactions at prices ranging from $29.50 per share to $30.01 per share, inclusive. On March 2, 2015, Fund V and Co-Investment V sold an aggregate of 200,000 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.9474 per share. These shares were sold in multiple open market transactions at prices ranging from $29.50 per share to $30.35 per share, inclusive. On March 4, 2015, Fund V and Co-Investment V sold an aggregate of 10,000 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.7684 per share. These shares were sold in multiple open market transactions at prices ranging from $29.75 per share to $29.90 per share, inclusive. On March 5, 2015, Fund V and Co-Investment V sold an aggregate of 44,712 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.8991 per share. These shares were sold in multiple open market transactions at prices ranging from $29.75 per share to $30.36 per share, inclusive. On March 6, 2015, Fund V and Co-Investment V sold an aggregate of 38,200 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.5074 per share. These shares were sold in multiple open market transactions at prices ranging from $29.50 per share to $29.90 per share, inclusive. On March 9, 2015, Fund V and Co-Investment V sold an aggregate of 10,000 shares of the Issuer’s common stock in open market transactions, at a weighted average price of $29.9950 per share. These shares were sold in multiple open market transactions at prices ranging from $29.75 per share to $30.00 per share, inclusive.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7.1 to the Statement).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2015

/s/ Fred Craves
Fred Craves, Managing Director Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

EXHIBIT INDEX

Exhibit No.	Description	Page

7.1	Joint Filing Agreement (incorporated by reference to Exhibit 7.1 to the Statement)